Exhibit 3.1

TEXT OF AMENDMENTS TO THE BYLAWS OF

E*TRADE FINANCIAL CORPORATION

Effective June 8, 2009

Section 2.9 is amended and restated as follows:

2.9 Notice of Special Meetings. Notice of any special meeting of directors shall be given to each director by the Secretary, Assistant Secretary or by the officer or one of the directors calling the meeting. Notice shall be given to each director in person, by telephone, by facsimile transmission, by electronic mail or by telegram sent to his or her facsimile number, electronic mail address, or business or home address, as applicable at least 12 hours in advance of the meeting, or by written notice mailed to his or her business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.